FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  May, 2005

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: May 5, 2005	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

For Immediate Release
May 5, 2005

Orezone  and Gold Fields Announce US $7.9 Million Increase in Essakan Budget
Total expenditure commitment rises to US $16.7 million

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce that Gold Fields Limited (“GFL”) has approved a US $7.9 million increase in the budget for Orezone’s Essakan project in Burkina Faso, West Africa. This is the second budget increase in the last four months and brings GFL’s total commitment to US $16.7 million. US $2.9 million of the increased budget will be used to continue expanding resources in the Essakan Main Zone (“EMZ”) and the balance of US $5.0 million will be used to complete a pre-feasibility study.

As of August, 2004 the EMZ had an indicated resource of 49 Mt grading 1.5 g/t (2.4 Moz) and an inferred resource of 5.7 Mt grading 1.7 g/t (0.3 Moz) based on a 0.5 g/t cut off grade. This resource will be updated in the next few months using only the results from holes drilled to the end of April, 2005. The expanded budget will allow drilling to continue on the EMZ with the objectives of:

1.	Infill drilling the core of the EMZ on 25m by 50m centers.
2.	Extending the EMZ down dip to the east.
3.	Completing further definition drilling of the newly discovered Lower Zone below the EMZ.
4.	Infill drilling the EMZ where it has been extended along strike to both the north and south.
5.	Calculating a new resource in the fall of 2005.

GFL has established an office in Burkina Faso and will complete the pre-feasibility study in conjunction with a number of independent consultants in the environmental, hydrological, resource modeling, EPCM, metallurgical and sustainable development fields. The pre-feasibility study is expected to be completed in the fall and if positive, GFL will proceed with a bankable feasibility study with the objective of making a production decision possible in the second half of 2006. Orezone will not have to contribute to any costs until the bankable study is completed.

Ron Little, President of Orezone Resources commented that “The increased budget reflects the recent success of our resource drilling, our focus on expanding resources in the EMZ and GFL’s intention to advance the project as rapidly as possible.” He added that “With four drills currently turning and a 2005 budget of $11.4 million, Essakan has become one of the most active exploration/development projects in West Africa. In combination with our other projects, Orezone’s total exploration budget for the year has grown to over $17 million.”

GFL can earn a 50 per cent interest in the Essakan Property by spending US $8 million over five years, and can increase its interest to 60 per cent by financing and completing a bankable feasibility study. GFL will surpass US $8 million in expenditures this month and has made Essakan one of its top priority exploration and development projects. Orezone is currently the operator of the joint venture.

Orezone Resources Inc. (OZN:TSX, AMEX) is an emerging gold producer that owns Essakan, the largest gold deposit in Burkina Faso, as well as a number of other advanced stage projects in West Africa. Burkina Faso is a politically stable country that is located in one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner. Orezone is based in Ottawa, Canada.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President, Corporate Development gbowes@orezone.com

Phone (613) 241-3699	Toll Free (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain even or condition “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ material from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal price, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements in circumstances or management’s estimate of opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements. The reader is cautioned that the Company reports “resources,” which are mineral deposits that have not been proven economic to extract or produce in their filings with the SEC, U.S. mining companies are only permitted to disclose reserves which can be economically and legally extracted or produced. U.S. Investors are referred to our Annual Report on Form 40-F (File No. 001-31890), which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

OREZONE RESOURCES INC.
290 Picton St., Suite 201, Ottawa Ontario Canada K1Z 8P8
tel 613 241 3699 fax 613 241 6005
info@orezone.com www.orezone.com